UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: April 2024

Commission file number: 001-36578

ENLIVEX THERAPEUTICS LTD.

(Translation of registrant’s name into English)

14 Einstein Street, Nes Ziona, Israel 7403618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On April 16, 2024, Enlivex Therapeutics Ltd., a company organized under the laws of the State of Israel (“Enlivex”), issued a press release announcing that that the Danish Medicines Agency authorized the expansion into Denmark of Enlivex’s multi-country, randomized, controlled Phase I/II trial evaluating AllocetraTM in up to 160 patients with moderate to severe knee osteoarthritis. A copy of such press release is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated herein by reference.

Exhibit No.

99.1	Press Release issued by Enlivex Therapeutics Ltd. on April 16, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlivex Therapeutics Ltd.
(Registrant)

By:	/s/ Oren Hershkovitz
Name:	Oren Hershkovitz
Title:	Chief Executive Officer

Date: April 16, 2024

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